AMENDMENT TO DEALER AGREEMENT

The following is an amendment to the current Dealer Agreement between Dealer and Federated Securities Corp. The parties hereby agree as follows:

1. Section 7(b)(iii) "Disruptive Activities" is deleted in its entirety and replaced with the following:

     "DISRUPTIVE ACTIVITIES. (A) Dealer shall not directly or indirectly offer, adopt, implement, conduct or participate in any program, plan, arrangement, advice or strategy FSC or the Funds reasonably deem to be harmful to Shareholders or potentially disruptive to the management of the Funds, as communicated to Institution by FSC in writing from time to time, or which violates the policies and procedures of the Funds as disclosed in each Fund's Prospectus; including without limitation, any activity involving market timing, programmed transfer, frequent transfer and similar investment programs. Dealer, at all times during the term of this Agreement, shall have active, formal policies and procedures aimed at deterring "market timers." Such policies and procedures shall provide for Dealer's ongoing review of its customers' account activity and prescribe effective actions to deter or detect and stop disruptive activities. In addition, Dealer shall not knowingly permit any customer to invest in any of the Funds if that customer has been identified to Dealer as a "market timer" by another fund company. (B) With respect to Shares held by Dealer on an omnibus basis with the Funds, Dealer shall upon FSC's request, promptly provide the Taxpayer Identification Number of each shareholder that purchased, redeemed, transferred or exchanged shares of a Fund (other than money market funds) and the amount and dates of such shareholder purchases, redemptions, transfers and exchanges and Dealer representative name and branch location connected with such purchases, redemptions, transfers and exchanges; and (C) Dealer shall follow FSC's instructions to restrict or prohibit further purchases or exchanges of Shares by a shareholder that has been identified by FSC as having engaged in transactions of Shares (whether directly or through Dealer) that violate the policies and procedures of the Funds as disclosed in each Fund's Prospectus or that are deemed disruptive to the Funds as determined by FSC in its sole discretion."

2. For purposes of Section 7(b)(iii), with respect to Shares held on behalf of retirement plans, the term "Shareholder" includes a plan participant notwithstanding that the plan may be deemed to be the beneficial owner of the Shares.

3. The remaining terms of the Dealer Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, the Amendment has been executed as of the date set forth below by a duly authorized officer of each party.


     DEALER                                 FEDERATED SECURITIES CORP.

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     (print Dealer Name)


     By:                                    By:
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     Name:                                  Name:
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     Title:                                 Title:
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     Date:                                  Date:
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